SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

1-800-FLOWERS.COM, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

68243Q106
(CUSIP Number)

Gerard M. Gallagher, Esq.
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York 11514
(516) 237-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q106
(1)	NAME OF REPORTING PERSONS Erin McCann 2005 Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares	(7)	SOLE VOTING POWER 2,265,197
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 2,265,197
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,197
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1% (based on 36,868,163 shares of Class A Common Stock outstanding as of October 13, 2015, which number includes 2,331,945 unvested restricted shares)

(14)	TYPE OF REPORTING PERSON OO

Item 1	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of 1-800-FLOWERS.COM, INC. (the “Issuer”), a Delaware corporation whose principal offices are located at One Old Country Road,  Suite 500, Carle Place, New York 11514.

Item 2	Identity and Background.

(a)  This Schedule 13D is being filed by the Erin McCann 2005 Trust.

(b)  The business address of the Reporting Person is One Old Country Road, Suite 500, Carle Place, New York 11514.  The business address of the trustees of the Reporting Person is c/o the Reporting Person, One Old Country Road, Suite 500, Carle Place, New York 11514.

(c)  The Reporting Person is an irrevocable trust created under the laws of New York for the benefit of Erin McCann (now known as Erin Lenehan) under an agreement dated August 29, 2005. The trustees of the Reporting Person are Marylou McCann, Christopher G. McCann and Gerard M. Gallagher (the “Trustees”).  Marylou McCann is the mother of Erin Lenehan.  Christopher G. McCann is a director and the President of the Issuer.  Gerard M. Gallagher is the Senior Vice President, General Counsel and Corporate Secretary of the Issuer.  Voting and disposition of the shares of Class A Common Stock held by the Reporting Person require the approval of a majority of the Trustees.  Each Trustee disclaims “beneficial ownership” of the shares of Class A Common Stock held by the Reporting Person, as such term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

(d)-(e)  None of the Reporting Person or Trustees, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Trustees are all citizens of the United States.

Item 3	Source and Amount of Funds or Other Consideration.

On May 13, 2015, 916,184 shares of Class A Stock were transferred to the Reporting Person from the James F. McCann 2010 Grantor Retained Annuity Trust (the “GRAT”), upon termination of the GRAT for no consideration pursuant to the terms of the GRAT.  The GRAT was funded in 2010 by James F. McCann, the Chairman and Chief Executive Officer of the Company, for the benefit of himself and his children.  Erin Lenehan is the daughter of James F. McCann.  The other shares of Class A Common Stock held by the Reporting Person were transferred to the Reporting Person for no consideration upon termination of prior grantor retained annuity trusts established by James F. McCann for the benefit of himself and his children.

Item 4	Purpose of the Transaction.

The acquisition of shares of Class A Common Stock by the Reporting Person was for investment purposes.

The Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and circumstances, to change its investment intent with respect to the Issuer and the shares of Class A Common Stock at any time in the future, and to change its intent with respect to any or all of the matters referred to in this Schedule 13D, including, but not limited to, any of the items enumerated in subparagraphs (a) – (j) of Item 4 of this Schedule 13D.

Item 5	Interest in Securities of Issuer.

(a) The Reporting Person is the beneficial owner of 2,265,197 shares of Class A Common Stock representing 6.1 % of the Class A Common Stock (based on 36,868,163 shares of Class A Common Stock outstanding as of October 13, 2015, which number includes 2,331,945 unvested restricted shares).

(b) The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Statement are incorporated herein by reference.  Voting and disposition of the shares of Class A Common Stock held by the Reporting Person require the approval of a majority of the Trustees.

(c) N/A

(d) N/A

(e) N/A

Item 6	Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer.

N/A

Item 7	Material to Be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 26, 2015

ERIN McCANN 2005 TRUST

By:  /s/ Marylou McCann
        Name:  Marylou McCann
        Title:    Trustee and not in her individual capacity

By:  /s/ Christopher G. McCann
        Name:  Christopher G. McCann
        Title:    Trustee and not in his individual capacity

By:  /s/ Gerard M. Gallagher
        Name:  Gerard M. Gallagher
        Title:    Trustee and not in his individual capacity